FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended June 30, 2004. It contains the following tables:

- Balance Sheet
- Income Statement
- Statement of Changes in Financial Position
- Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Summary of Share Investments
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Income Statements of Foreign Operations

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**107,383,069**	**100**	**105,107,375**	**100**
2	**ACTIVO CIRCULANTE**	**21,354,790**	**20**	**21,865,426**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	7,890,497	7	8,049,620	8
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,348,956	4	4,573,136	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,128,854	2	2,281,507	2
6		6,986,483	7	6,961,163	7
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,172,699**	**1**	**895,520**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	247,150	0	175,196	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	925,549	1	720,324	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**42,887,075**	**40**	**42,739,072**	**41**
13	INMUEBLES	5,427,166	5	5,283,753	5
14	MAQUINARIA Y EQUIPO	64,561,863	60	62,334,625	59
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	28,955,729	27	27,059,869	26
17	CONSTRUCCIONES EN	1,853,775	2	2,180,563	2
18	**ACTIVO DIFERIDO (NETO)**	**35,769,903**	**33**	**33,964,993**	**32**
19	**OTROS ACTIVOS**	**6,198,602**	**6**	**5,642,364**	**5**
20	**PASIVO TOTAL**	**56,135,552**	**100**	**61,669,371**	**100**
21	**PASIVO CIRCULANTE**	**16,490,605**	**29**	**19,426,435**	**32**
22	PROVEEDORES	6,499,589	12	6,428,806	10
23	CREDITOS BANCARIOS	4,690,559	8	7,340,123	12
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,546,882	3	1,587,987	3
26	OTROS PASIVOS	3,753,575	7	4,069,519	7
27	**PASIVO A LARGO PLAZO**	**31,774,244**	**57**	**34,406,648**	**56**
28	CREDITOS BANCARIOS	21,774,244	39	23,969,648	39
29	CREDITOS BURSATILES	10,000,000	18	10,437,000	17
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,316,869**	**9**	**5,193,476**	**8**
32	**OTROS PASIVOS**	**2,553,834**	**5**	**2,642,812**	**4**
33	**CAPITAL CONTABLE**	**51,247,517**	**100**	**43,438,004**	**100**
34	**PARTICIPACION MINORITARIA**	**20,185,203**	**39**	**16,600,540**	**38**
35	**CAPITAL CONTABLE MAYORITARIO**	**31,062,314**	**61**	**26,837,464**	**62**
36	**CAPITAL CONTRIBUIDO**	**16,568,295**	**32**	**16,568,295**	**38**
37	CAPITAL SOCIAL PAGADO	2,648,655	5	2,648,655	6
38	ACTUALIZACION CAPITAL SOCIAL	1,662,971	3	1,662,971	4
39	PRIMA EN VENTA DE	12,256,669	24	12,256,669	28
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**14,494,019**	**28**	**10,269,169**	**24**
42	RESULTADOS ACUMULADOS Y RESERVA DE	15,340,618	30	12,707,627	29
43	RESERVA PARA RECOMPRA DE	3,000,000	6	3,000,000	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,281,064)	(12)	(6,655,110)	(15)
45	**RESULTADO NETO DEL EJERCICIO**	2,434,465	5	1,216,652	3

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**7,890,497**	**100**	**8,049,620**	**100**
46	EFECTIVO	1,708,076	22	1,549,067	19
47	INVERSIONES	6,182,421	78	6,500,553	81
18	**CARGOS DIFERIDOS**	**35,769,903**	**100**	**33,964,993**	**100**
48	GASTOS AMORTIZABLES	724,894	2	529,300	2
49	CREDITO MERCANTIL	187,903	1	202,091	1
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	34,857,106	97	33,233,602	98
21	**PASIVO CIRCULANTE**	**16,490,605**	**100**	**19,426,435**	**100**
52	PASIVOS EN MONEDA	8,914,743	54	17,465,769	90
53	PASIVOS EN MONEDA	7,575,862	46	1,960,666	10
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**3,753,575**	**100**	**4,069,519**	**100**
57	OTROS PASIVOS CIRCULANTES CON	5,859	0	5,655	0
58	OTROS PASIVOS CIRCULANTES SIN	3,747,716	100	4,063,864	100
27	**PASIVO A LARGO PLAZO**	**31,774,244**	**100**	**34,406,648**	**100**
59	PASIVO EN MONEDA	12,058,679	38	16,548,564	48
60	PASIVO EN MONEDA	19,715,565	62	17,858,084	52
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**10,437,000**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	10,000,000	100	10,437,000	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,316,869**	**100**	**5,193,476**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,363,601	63	3,586,119	69
67	OTROS	1,953,268	37	1,607,357	31
32	**OTROS PASIVOS**	**2,553,834**	**100**	**2,642,812**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,553,834	100	2,642,812	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,281,064)**	**100**	**(6,655,110)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,281,064)	(100)	(6,655,110)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

OTROS CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	4,864,185	2,438,991
73	FONDO PARA PENSIONES Y PRIMA DE	1,953,268	1,607,357
74	NUMERO DE FUNCIONARIOS	995	760
75	NUMERO DE EMPLEADOS	45,159	50,688
76	NUMERO DE OBREROS (*)	39,520	36,048
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**43,712,101**	**100**	**33,438,603**	**100**
2	COSTO DE	23,197,649	53	17,355,583	52
3	**RESULTADO BRUTO**	**20,514,452**	**47**	**16,083,020**	**48**
4	GASTOS DE	14,296,951	33	10,806,450	32
5	**RESULTADO DE OPERACION**	**6,217,501**	**14**	**5,276,570**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,111,485	3	1,552,257	5
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**5,106,016**	**12**	**3,724,313**	**11**
8	OTRAS OPERACIONES FINANCIERAS	230,801	1	568,298	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,875,215**	**11**	**3,156,015**	**9**
10	PROVISION PARA IMPUESTOS Y	1,920,300	4	1,328,550	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,954,915**	**7**	**1,827,465**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,954,915**	**7**	**1,827,465**	**5**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,954,915**	**7**	**1,827,465**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,174,995)	(3)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**4,129,910**	**9**	**1,827,465**	**5**
19	PARTICIPACION MINORITARIA	1,695,445	4	610,813	2
20	**RESULTADO NETO MAYORITARIO**	**2,434,465**	**6**	**1,216,652**	**4**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**43,712,101**	**100**	**33,438,603**	**100**
21	NACIONALES	33,484,964	77	28,850,776	86
22	EXTRANJERAS	10,227,137	23	4,587,827	14
23	CONVERSION EN DOLARES	888,366	2	398,515	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,111,485**	**100**	**1,552,257**	**100**
24	INTERESES PAGADOS	1,668,637	150	960,792	62
25	PERDIDA EN CAMBIOS	402,678	36	190,901	12
26	INTERESES GANADOS	180,322	16	343,154	22
27	GANANCIA EN CAMBIOS	235,775	21	(779,775)	(50)
28	RESULTADO POR POSICION	(543,733)	(49)	(36,057)	(2)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**230,801**	**100**	**568,298**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	230,801	100	568,298	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,920,300**	**100**	**1,328,550**	**100**
32	I.S.R.	2,140,389	111	1,194,705	90
33	I.S.R. DIFERIDO	(453,752)	(24)	(23,959)	(2)
34	P.T.U.	233,663	12	157,804	12
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	43,567,645	33,303,838
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	87,879,492	62,526,503
39	RESULTADO DE OPERACION	13,306,023	10,646,176
40	RESULTADO NETO MAYORITARIO (**)	4,382,437	2,606,533
41	RESULTADO NETO (**)	7,082,419	4,029,841

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**23,222,058**	**100**	**20,333,038**	**100**
2	COSTO DE	12,203,418	53	10,448,293	51
3	**RESULTADO BRUTO**	**11,018,640**	**47**	**9,884,745**	**49**
4	GASTOS DE	7,372,940	32	6,391,479	31
5	**RESULTADO DE OPERACION**	**3,645,700**	**16**	**3,493,266**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,058,557	5	1,226,326	6
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,587,143**	**11**	**2,266,940**	**11**
8	OTRAS OPERACIONES FINANCIERAS	91,115	0	451,020	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,496,028**	**11**	**1,815,920**	**9**
10	PROVISION PARA IMPUESTOS Y	895,996	4	675,822	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,600,032**	**7**	**1,140,098**	**6**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,600,032**	**7**	**1,140,098**	**6**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,600,032**	**7**	**1,140,098**	**6**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,174,995)	(5)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,775,027**	**12**	**1,140,098**	**6**
19	PARTICIPACION MINORITARIA	1,158,709	5	342,404	2
20	**RESULTADO NETO MAYORITARIO**	**1,616,318**	**7**	**797,694**	**4**

CLAVE DE COTIZACION: FEMSA
TRIMESTRE: 2 AÑO: 2004

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**23,222,058**	**100**	**20,333,038**	**100**
21	NACIONALES	18,288,367	79	16,948,595	83
22	EXTRANJERAS	4,933,691	21	3,384,443	17
23	CONVERSION EN DOLARES	428,558	2	293,985	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,058,557**	**100**	**1,226,326**	**100**
24	INTERESES PAGADOS	874,718	83	616,553	50
25	PERDIDA EN CAMBIOS	507,431	48	(128,168)	(10)
26	INTERESES GANADOS	90,563	9	148,696	12
27	GANANCIA EN CAMBIOS	192,936	18	(935,814)	(76)
28	RESULTADO POR POSICION	(40,093)	(4)	(49,177)	(4)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**91,115**	**100**	**451,020**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	91,115	100	451,020	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**895,996**	**100**	**675,822**	**100**
32	I.S.R.	1,247,922	139	538,393	80
33	I.S.R. DIFERIDO	(477,487)	(53)	42,106	6
34	P.T.U.	125,561	14	95,323	14
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**4,129,910**	**1,827,465**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	2,697,778	2,850,650
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**6,827,688**	**4,678,115**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,037,380)	(2,699,662)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**5,790,308**	**1,978,453**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(2,173,114)	24,964,398
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(814,603)	(1,086,290)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,987,717)**	**23,878,108**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,818,978)**	**(33,287,429)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(16,387)	(7,430,868)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	7,906,884	15,480,488
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	7,890,497	8,049,620

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**2,697,778**	**2,850,650**
13	+ DEPRECIACION Y AMORTIZACION DEL	2,874,230	2,339,910
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	93,986	52,704
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(270,438)	458,036
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,037,380)**	**(2,699,662)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(228,359)	48,668
19	+ (-) DECREMENTO (INCREMENTO) EN	(287,565)	(613,959)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(847,625)	(975,902)
21	+ (-) INCREMENTO (DECREMENTO) EN	78,679	(932,170)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	247,490	(226,299)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(2,173,114)**	**24,964,398**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(427,199)	(3,676,864)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(1,826,632)	21,352,928
25	+ DIVIDENDOS	0	0
26	+ OTROS	696,643	7,379,609
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(615,926)	(91,275)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(814,603)**	**(1,086,290)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	(1)
31	(-) DIVIDENDOS PAGADOS	(814,603)	(1,086,289)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,818,978)**	**(33,287,429)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	64,955	(29,812,632)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(1,314,273)	(1,833,234)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(1,569,660)	(1,641,563)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.45	%	5.47	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	14.11	%	9.71	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.60	%	3.83	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	16.80	%	13.85	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	13.17	%	1.97	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.82	veces	0.59	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.05	veces	1.46	veces
8	ROTACION DE INVENTARIOS (**)	6.60	veces	4.55	veces
9	DIAS DE VENTAS POR COBRAR	16	días	21	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.04	%	3.56	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	52.28	%	58.67	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.10	veces	1.42	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	37.36	%	55.16	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	74.09	%	80.50	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.73	veces	5.49	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.57	veces	1.01	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.29	veces	1.13	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.87	veces	0.77	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.38	veces	0.35	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	47.85	%	41.44	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	15.62	%	13.99	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(2.37)	%	(8.07)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	3.47	veces	2.06	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	72.73	%	104.55	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	27.27	%	(4.55)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	46.62	%	5.51	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
			Importe			Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.74		$	.44	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.92		$	.55	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.74		$	.44	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	5.86		$	5.07	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.10		$	.08	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.68	veces		1.75	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		13.32	veces		20.45	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		10.66	veces		16.36	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

s51: ESTA FORMADO POR LOS DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 8,875,830 Y PS. 3,432,216, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 4,376,304 Y PS. 2,902,510, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 98,622 Y PS. 67,386, PARA EL 2004 Y 2003 RESPECTIVAMENTE.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Datos Sobresalientes

FEMSA Cerveza incrementó en 3.8% su volumen de ventas (2.5% nacional y 16.8% de exportación) durante el 2T04. Alcanzó un crecimiento en la Utilidad de Operación de 15.4% comparado con el 2T03, lo que originó una expansión del margen de flujo de operación (EBITDA) de 210 puntos base alcanzando 34.3% de los ingresos totales.

Coca-Cola FEMSA obtuvo su primera expansión consecutiva del margen de operación, después de la adquisición de los nuevos territorios en mayo del 2003, alcanzando 15.8% durante el 2T04.

FEMSA Comercio añadió 189 nuevas tiendas de conveniencia durante el trimestre, ampliando la cobertura nacional a 3,086 tiendas, lo que consolida su liderazgo en la industria mexicana de tiendas de conveniencia y su importancia estratégica para nuestras operaciones de bebidas.

FEMSA redujo $239 millones de dólares su deuda neta consolidada en el 2T04, comparada con la registrada en el 1T04. Esto es resultado de una reducción de $159 millones de dólares más un efecto cambiario de $80 millones de dólares. José Antonio Fernández, presidente y director general de FEMSA, afirmó: "Durante el segundo trimestre del 2004 tuvimos un gran número de eventos relevantes, especialmente en nuestras operaciones de Cerveza. Por ejemplo, anunciamos la recompra del 30% de FEMSA Cerveza; firmamos un acuerdo comercial que le otorga a Heineken los derechos de importación, distribución y venta de nuestras cervezas en los Estados Unidos; y acordamos ser los importadores y distribuidores exclusivos de la marca Coors Light en México. Todo esto mejora nuestra plataforma de negocios para el futuro. Además, estoy particularmente satisfecho con las operaciones de FEMSA Cerveza en México, en dónde registramos otro sólido trimestre con un crecimiento de volumen rentable.

Estos logros de FEMSA Cerveza, aunados a los avances de Coca-Cola FEMSA en la integración de sus nuevos territorios y el desarrollo de estrategias competitivas apropiadas para cada mercado, así como el consistente crecimiento de Oxxo, nos llenan de satisfacción y optimismo sobre el futuro. Sin embargo, estamos conscientes que tal crecimiento implica responsabilidades, por lo que estamos tomando las precauciones necesarias para asegurar que nuestra situación financiera permanezca sólida y nuestra flexibilidad alta. De esta forma continuamos consolidando a FEMSA como una de las compañías de bebidas líder en el mundo".

Nota
Debido a la adquisición de Panamerican Beverages, Inc. ("Panamco") empezamos a consolidar sus resultados financieros en Coca-Cola FEMSA y FEMSA a partir de mayo del 2003. Por tal motivo, los resultados de Coca-Cola FEMSA y de FEMSA no serán totalmente comparables con periodos anteriores hasta el tercer trimestre del 2004 y como año completo, en el 2005.

ANALISIS DE RESULTADOS FINANCIEROS NO AUDITADOS PARA EL SEGUNDO TRIMESTRE Y LOS PRIMEROS SEIS MESES TERMINADOS EL 30 DE JUNIO DEL 2004 COMPARADO CON EL SEGUNDO TRIMESTRE Y PRIMEROS SEIS MESES TERMINADOS EL 30 DE JUNIO DEL 2003.

FEMSA

FEMSA aumentó sus ingresos totales 14.2% a 23,222 millones de pesos durante el 2T04, comparados con 20,333 millones de pesos en el 2T03. Este incremento fue impulsado por mayores ventas en todas nuestras principales subsidiarias. El crecimiento en los ingresos totales durante el segundo trimestre incluye: (i) el incremento de 17.0% de los ingresos totales logrado por Coca-Cola FEMSA, considerando que la adquisición de Panamco se completó en mayo del 2003, por lo que el 2T04 incluye tres meses de operación de los nuevos territorios contra dos meses en el 2T03, (ii) el sólido crecimiento de 19.5% en los ingresos que alcanzó FEMSA Comerció durante el 2T04 y la apertura de 687 nuevas tiendas de conveniencia desde el 2T03, (iii) el incremento de 3.8% en volumen de ventas totales obtenido por FEMSA Cerveza, que combinado con el aumento en el precio promedio de 5.0% nominal implementado durante el mes de febrero del 2004 en México, dio como resultado un aumento de 5.0% en los ingresos totales y (iv) el crecimiento del 8.5% en los ingresos conseguido por FEMSA Empaques, principalmente por el incremento en la demanda de botellas de vidrio, hermetapas y latas de bebidas.

En la primera mitad del 2004, FEMSA aumentó sus ingresos totales en 30.7% a 43,712 millones de pesos, comparados con 33,439 millones de pesos en el mismo periodo del 2003. Este incremento se debió principalmente a la adquisición de los nuevos territorios que Coca-Cola FEMSA llevó a cabo en el 2003. Durante los primeros seis meses del 2004, Coca-Cola FEMSA alcanzó ingresos totales de 21,643 millones de pesos. FEMSA Comercio obtuvo un sólido crecimiento de 21.9% en los ingresos, gracias a la rápida apertura neta de nuevas tiendas Oxxo. FEMSA Cerveza incrementó su volumen de ventas totales en 5.5% a 12,574 millones de hectolitros, el cual, combinado con el aumento del precio en febrero del 2004, permitió que los ingresos totales crecieran 5.6% a 11,024 millones de pesos. FEMSA Empaques aumentó sus ingresos totales en 9.2%, gracias al sólido crecimiento en demanda de botellas de vidrio, hermetapas y, en menor escala, latas de bebidas.

FEMSA registró una reducción del margen bruto en 120 puntos base a 47.4% de los ingresos totales en el 2T04, comparado con 48.6% durante el 2T03. Esto se debió principalmente a una contracción de 60 puntos base en el margen bruto de Coca-Cola FEMSA y la mayor proporción que representan las operaciones de FEMSA Comercio en los resultados de FEMSA consolidado, las cuales tienen un menor margen que el resto de nuestras operaciones.

En los primeros seis meses del 2004, FEMSA reportó una disminución del margen bruto en 120 puntos base a 46.9% de los ingresos totales registrando 20,514 millones de pesos, comparado con 48.1% es decir 16,083 millones de pesos para el 2003. La contracción en los márgenes se debió a las razones mencionadas anteriormente, mientras que el aumento absoluto en la utilidad bruta se atribuye principalmente a la integración de los nuevos territorios de Coca-Cola FEMSA.

FEMSA aumentó la utilidad de operación (incluyendo la participación en compañías asociadas) en 4.4% a 3,646 millones de pesos durante el 2T04, reflejando un margen de operación de 15.7%. El margen de operación mostró una contracción de 150 puntos base comparado con el 2T03, resultado de la integración de los nuevos territorios mexicanos adquiridos por Coca-Cola FEMSA, los cuales tenían un menor nivel de rentabilidad que los territorios originales; así como a la contracción de 80 puntos base del margen de operación de FEMSA Comercio, el cual refleja un incremento en la contribución de las tiendas de conveniencia Oxxo en los resultados consolidados de FEMSA. La reducción del margen de operación fue parcialmente compensado por 200 puntos base de expansión de margen de operación obtenido por FEMSA Cerveza y 30 puntos base de expansión alcanzado por FEMSA Empaques.

En la primera mitad del 2004, FEMSA aumentó su utilidad de operación 17.8% a 6,218 millones de pesos, comparada con 5,277 millones de pesos en el primer semestre del 2003. La compañía registró una disminución de 160 puntos base en el margen de operación consolidado a 14.2% de los ingresos totales, comparado con los niveles del mismo periodo del 2003.

FEMSA reportó un incremento del gasto financiero neto a 785 millones de pesos durante el 2T04, principalmente como resultado del endeudamiento adicional para la adquisición de los nuevos territorios por parte de Coca-Cola FEMSA. En los primeros seis meses del 2004, el gasto financiero neto fue de 1,489 millones de pesos.

La compañía registró una pérdida por fluctuación cambiaria de 315 millones de pesos durante el 2T04. Esto representó una significativa reducción, comparada con la pérdida de 808 millones de pesos registrada durante el 2T03, resultado de la volatilidad cambiaria en conjunto con las grandes transacciones denominadas en dólares que se efectuaron para la adquisición de los nuevos territorios de Coca-Cola FEMSA. Adicionalmente, FEMSA y FEMSA Cerveza generaron una ganancia en la fluctuación cambiaria de 214 millones de pesos en el 2T04, por la apreciación de los dólares obtenidos por la recompra del 30% de FEMSA Cerveza. Durante los primeros seis meses del 2004, hubo una devaluación del peso mexicano contra el dólar de 2.5% en términos nominales. En los primeros seis meses del 2004, FEMSA reportó una pérdida por fluctuación cambiaria de 167 millones de pesos, comparada con 971 millones de pesos en el mismo periodo del 2003.

FEMSA presentó en su resultado por posición monetaria una ganancia de 42 millones de pesos durante el 2T04, comparada con una ganancia de 50 millones de pesos durante el 2T03. Mientras que en el mismo rubro para el primer semestre del 2004, la compañía registró una ganancia de 545 millones de pesos, comparada con una ganancia de 37 millones de pesos durante el mismo periodo del 2003. Esta ganancia refleja el impacto inflacionario sobre un mayor nivel de endeudamiento durante el periodo.

FEMSA reconoció impuestos durante el 2T04 por 896 millones de pesos, los cuales incluyen el impuesto sobre la renta, impuesto sobre activos y la participación de los trabajadores en las utilidades ("impuestos"); en comparación con 676 millones de pesos durante el 2T03. En los primeros seis meses del 2004, los impuestos reconocidos por FEMSA sumaron 1,920 millones de pesos. La tasa efectiva de impuestos para los primeros seis meses del 2004 fue de 39.4%, comparada favorablemente con el 42.1% registrado durante el mismo periodo del 2003.

Ganancia extraordinaria
En mayo del 2004, nuestra subsidiaria Coca-Cola FEMSA obtuvo una resolución final favorable por parte de la corte federal mexicana que le permite amortizar pérdidas provenientes de una venta de acciones realizada en el 2002. Como resultado de la resolución, FEMSA incrementó sus ingresos netos consolidados en 1,258 millones de pesos. Más del 85% de este incremento será en efectivo, y el restante será en una reducción de impuestos. Este incremento es parcialmente compensado por una reducción de 83 millones de

pesos debida a un cambio en el criterio para hacer deducibles los refrigeradores de Coca-Cola FEMSA en México, lo cual resulta en un efecto neto positivo de 1,175 millones de pesos tanto para el segundo trimestre como para los primeros seis meses del 2004.

FEMSA alcanzó una utilidad neta de 2,775 millones de pesos durante el 2T04, que representa un crecimiento de 143.4% con respecto al 2T03. En los primeros seis meses del 2004, la compañía aumentó la utilidad neta en 126.1% a 4,130 millones de pesos, comparada con 1,827 millones de pesos durante el mismo periodo del 2003.

FEMSA obtuvo una utilidad neta mayoritaria por Unidad FEMSA de 1.525 pesos en el 2T04 y 2.297 pesos para el primer semestre del 2004. La utilidad neta mayoritaria por cada ADR de FEMSA, considerando un tipo de cambio de 11.512 pesos por dólar, fue de $1.996 dólares en los primeros seis meses del 2004. FEMSA alcanzó una utilidad neta mayoritaria consolidada de 2,434 millones de pesos en los primeros seis meses del 2004, la cual es 100.0% mayor a la que se registró en el mismo periodo del 2003.

La inversión en activo fijo fue de 1,652 millones de pesos y 2,884 millones de pesos durante el 2T04 y los primeros seis meses del 2004, respectivamente.

Deuda consolidada. Al 30 de junio del 2004, FEMSA registró un saldo de efectivo de 7,890 millones de pesos ($685 millones de dólares); la deuda a corto plazo fue de 2,070 millones de pesos ($180 millones de dólares) y la deuda a largo plazo fue de 34,394 millones de pesos ($2,988 millones de dólares). FEMSA redujo el saldo de la deuda neta consolidada (la suma de la deuda a corto plazo, más la deuda a largo plazo, menos el saldo en efectivo) en $239 millones de dólares durante el 2T04, comparado con el 1T04. Esta reducción resultó de la combinación de una disminución en la deuda y un saldo mayor en efectivo, que asciende a $159 millones de dólares, más un efecto positivo en el tipo de cambio de $80 millones de dólares, obtenido por la porción de la deuda denominada en pesos mexicanos, durante un trimestre en el cual el peso se debilitó consecutivamente.

FEMSA logró una mezcla balanceada en su estructura de deuda. Al 30 de junio del 2004, aproximadamente 65.2% de la deuda total consolidada de FEMSA está contratada a tasa fija de interés, mientras que el 34.8% a una tasa variable. La deuda total está denominada 42.3% en dólares, 56.0% en pesos mexicanos y 1.7% en pesos colombianos. La tasa de interés nominal promedio ponderada para la deuda total fue de 7.1% al 30 de junio del 2004. Las tasas nominales promedio ponderadas para la deuda fueron de aproximadamente 8.4%, 5.3% y 10.3% en pesos mexicanos, dólares y pesos colombianos, respectivamente. Adicionalmente, FEMSA logró establecer plazos de amortización de su deuda a largo plazo muy adecuados, con vencimientos que llegan hasta el año 2011.

Es importante aclarar, que a partir de este reporte se incluye un anexo con información relativa al flujo bruto de operación consolidado (EBITDA) y la posición de deuda neta, así como una reconciliación de estos rubros de acuerdo a los Principios de Contabilidad Generalmente Aceptados en México.

Acontecimientos Recientes:

Las tiendas "Six" fueron transferidas de FEMSA Cerveza a FEMSA Comercio. Como lo mencionamos en el comunicado de prensa del primer trimestre del 2004, durante el mes de diciembre del 2003, todas las tiendas "Six" que pueden ser convertidas al formato Oxxo, fueron vendidas a FEMSA Comercio, es decir 319 tiendas. Esto permitirá que FEMSA Cerveza se enfoque en sus operaciones clave y al mismo tiempo proveerá a FEMSA Comercio de nuevos puntos de venta ya probados.

Para efectos de comparación, y de acuerdo con las reglas contables, los resultados financieros de estas tiendas "Six" al 2T03 y los primeros seis meses del 2003 se reclasificaron de FEMSA Cerveza a FEMSA Comercio. El análisis que aquí se presenta está basado en las cifras reclasificadas para el segundo trimestre y los primeros seis meses del 2003. Es importante mencionar, que este cambio no tiene impacto en las cifras consolidadas de FEMSA. Para mayor detalle, favor de ver los estados financieros anexos.

Emisión de Certificados Bursátiles para el financiamiento de una parte de la adquisición del 30% de FEMSA CERVEZA.
El 27 de Julio del 2004, los accionistas de FEMSA aprobaron la emisión de hasta 344.4 millones de acciones Serie B y hasta 322 millones de acciones Serie D, representando en conjunto hasta 52.8 millones de Unidades B y hasta 80.5 millones de Unidades BD. La compañía espera vender estas unidades en ofertas internacionales y en México. El número de acciones autorizadas incluye cualquier acción que pueda ser requerida para satisfacer una opción de sobre-asignación en las Unidades BD que serán otorgadas a los suscriptores. Antes de que se inicien las ofertas, se determinará el número exacto de Unidades que se ofrecerán y se cancelarán todas las autorizaciones de acciones que excedan la composición de las Unidades que serán puestas a oferta pública (y la opción de sobre-asignación). FEMSA espera que los ingresos totales de las ofertas serán en el orden de $ 500 a $ 550 millones de dólares, los cuales serán utilizados para pagar la deuda relacionada con la recompra del 30% de las acciones de FEMSA Cerveza a Interbrew. Para más información sobre esta recompra favor de dirigirse al comunicado de prensa del 23 de mayo del 2004 titulado "FEMSA e Interbrew acuerdan concluir relación de negocios".

La emisión de capital está sujeta a nuestra recompra del 30% de las acciones de FEMSA Cerveza, la cual a su vez está sujeta al cierre de la transacción entre Interbrew y AmBev. Esta emisión de capital también está sujeta a la aprobación de la CNBV en México y de la SEC en Estados Unidos.

Este comunicado de prensa no constituye una oferta para vender o solicitar la compra de algún instrumento financiero. No habrá venta de cualquier instrumento financiero en ninguna jurisdicción en la cual tal oferta, solicitud o venta fueran ilegales antes de ser registradas bajo las leyes de instrumentos financieros en esas jurisdicciones.

Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de estos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

FEMSA Cerveza

FEMSA Cerveza aumentó su volumen de ventas netas nacional en 2.5% a 6.273 millones de hectolitros durante el 2T04, principalmente debido a la favorable demanda en las regiones más fuertes y la exitosa ejecución en el punto de venta. En términos nominales, el incremento del 5.0% en su ingreso por hectolitro en México no sólo es consecuencia del incremento en el precio implementado en febrero, sino también del inicio de implementación de algunas iniciativas de administración de ingresos en ciertos territorios realizadas por la compañía. FEMSA Cerveza continua avanzando en la implementación del Sistema Integral de Negocio ("ERP"), el cual se encuentra operando en 60% del total del volumen directo nacional.
En la primera mitad del 2004, FEMSA Cerveza aumentó su volumen de ventas en 4.0% a 11.395 millones de hectolitros. Atribuimos este crecimiento a: (i) un crecimiento positivo en el volumen de ventas después de haber aumentado el precio en 5.0% durante el mes de febrero en México, (ii) promociones exitosas de las marcas Sol, Indio y Tecate Light y (iii) una recuperación en la economía de sus principales territorios.

FEMSA Cerveza incrementó su volumen de ventas de exportación en 16.8% a 0.699 millones de hectolitros durante el 2T04 y 22.9% a 1.179 millones de hectolitros durante la primera mitad del 2004. La mayor parte de este incremento proviene de las ventas a Estados Unidos, donde estimamos que el incremento en ventas de los distribuidores hacia los detallistas fue aproximadamente de 14.0%, y el resto del crecimiento fue resultado de un incremento en el inventario de los distribuidores. Este incremento del 14.0% en ventas a detallistas fue principalmente resultado de: (i) estrategias exitosas de mercado particularmente para las marcas Tecate y Dos Equis y (ii) una recuperación de la economía en Estados Unidos durante la primera mitad del 2004. FEMSA Cerveza aumentó sus ingresos de exportación por hectolitro 4.8% en términos de pesos durante el 2T04, principalmente como resultado de la devaluación del peso contra el dólar, además de una mejor mezcla de precios.

FEMSA Cerveza incrementó sus ingresos totales 5.0% a 6,179 millones de pesos durante el 2T04. Este incremento positivo es el resultado de un aumento de 3.8% en el volumen de ventas totales, así como un crecimiento de 0.8% en los ingresos reales por hectolitro para el trimestre.

En la primera mitad del 2004, FEMSA Cerveza incrementó sus ingresos totales 5.6% a 11,024 millones de pesos, comparados con 10,444 millones de pesos registrados durante el 2003. Los ingresos nacionales representaron 92% del total, mientras que el 8% restante proviene de las exportaciones. El incremento de 5.0% en el precio promedio nacional en términos nominales no se ve completamente reflejado en las cifras de ventas de la primera mitad del 2004, dado que fue implementado gradualmente durante el mes de febrero.

FEMSA Cerveza mantuvo su costo de ventas en línea con el crecimiento de sus ingresos registrando 2,518 millones de pesos durante el 2T04, comparado con 2,399 millones de pesos registrados durante el 2T03. Alcanzó una utilidad bruta de 3,661 millones de pesos, es decir un incremento de 5.0% en comparación al segundo trimestre del 2003. En la primera mitad del 2004, también mantuvo su costo de ventas estable en relación con el crecimiento de sus ingresos, ascendiendo a 4,616 millones de pesos, comparado con 4,388 millones de pesos obtenidos durante la primera mitad del 2003. Alcanzó una utilidad bruta de 6,408 millones de pesos, registrando un margen bruto de 58.1%, en línea con la primera mitad del 2003. El margen durante el 2T04 y la primera mitad del 2004 fue resultado de dos factores: (i) un incremento en los costos denominados en dólares, los cuales representan aproximadamente una tercera parte del costo de ventas, y (ii) mejores términos de compra de materias primas, eficiencia en la operación, lo que resulta en más hectolitros producidos por persona, y menores costos de fletes de las plantas a los centros de distribución.

FEMSA Cerveza incrementó sus gastos de administración 5.9% a 622 millones de pesos durante el 2T04, en comparación a 587 millones de pesos registrados durante el 2T03. Este incremento fue debido principalmente a la continua amortización del Sistema Integral de Negocio ("ERP"). Durante la primera mitad del 2004, la compañía incrementó sus gastos de administración 6.2% a 1,247 millones de pesos, comparados con 1,174 millones de pesos obtenidos durante la primera mitad del 2003.

FEMSA Cerveza disminuyó sus gastos de venta en 0.8% a 1,625 millones de pesos durante el 2T04, comparados con 1,639 millones de pesos en el 2T03. Esta disminución se debió a varias iniciativas para la contención de costos en toda la organización. Durante la primera mitad del 2004, mantuvo sus gastos de venta en línea con los niveles de la primera mitad del 2003, ascendiendo a 3,059 millones de pesos. Comparados con la primera mitad del 2003, disminuyó sus gastos de venta en 160 puntos base a 27.7% de los ingresos totales. Como porcentaje de los ingresos, redujo los gastos de operación en 140 puntos base a 36.4% de los ingresos totales durante el 2T04 y 39.1% de los ingresos totales durante la primera mitad del 2004, resultado de un aumento en el volumen de ventas y una administración efectiva de los gastos de venta.

FEMSA Cerveza registró una participación en compañías afiliadas de 22.0 millones de pesos durante el 2T04 y 9.1 millones de pesos durante la primera mitad del 2004, comparados con 1.5 millones de pesos registrados durante el 2T03 y una pérdida de 21.2 millones de pesos durante la primera mitad del 2003. Este incremento se debió principalmente a un mayor volumen de ventas y una mejora en la rentabilidad en Labatt USA.

FEMSA Cerveza incrementó la utilidad de operación (antes de servicios corporativos) en 13.8% a 1,437 millones de pesos durante el 2T04 comparada con 1,263 millones de pesos durante el 2T03. Este incremento es resultado del aumento en precios, mayores volúmenes y un mejor nivel de margen bruto. Incrementó el margen de operación (antes de servicios corporativos) en 170 puntos base a 23.2% de los ingresos totales. En la primera mitad del 2004, incrementó la utilidad de operación en 17.0% a 2,112 millones de pesos, comparado a 1,805 millones de pesos en el mismo periodo del 2003. El crecimiento año tras año refleja una fuerte mejora en el precio, un sólido crecimiento del volumen de ventas y el uso eficiente y efectivo de los gastos de venta. FEMSA Cerveza logró una expansión de 210 puntos base en el margen de flujo de operación (EBITDA) durante el 2T04 para llegar a 34.3% de los ingresos totales. De igual forma logró 200 puntos base de expansión en ese mismo margen para los primeros seis meses del año, alcanzando 30.9% de los ingresos totales.

FEMSA Comercio

FEMSA Comercio registró un aumento en sus ingresos totales de 19.5% a 5,465 millones de pesos durante el 2T04 comparados con 4,574 millones de pesos durante el 2T03. Al 30 de junio del 2004, cuenta con 3,086 tiendas de conveniencia en el territorio nacional, representando un incremento neto de

687 nuevas tiendas desde el 30 de junio el 2003. Con este ritmo de crecimiento, Oxxo se está convirtiendo rápidamente en la cadena de tiendas de conveniencia más reconocida y con una fuerte identidad de marca en todo México.

En la primera mitad del 2004, FEMSA Comercio incrementó sus ingresos totales en 21.9% a 10,128 millones de pesos comparados con 8,307 millones de pesos durante la primera mitad del 2003.

FEMSA Comercio incrementó las ventas mismas tiendas de Oxxo en un promedio de 5.8% durante el 2T04, reflejando un incremento en el "ticket" promedio de 4.2% y un crecimiento en el tráfico por tienda de 1.5%. Esta expansión lograda en el "ticket" promedio y las ventas mismas tiendas de Oxxo, refleja el rápido ritmo de expansión, así como una mejor administración de categorías que permite a Oxxo optimizar la mezcla de productos dentro de la tienda.

En la primera mitad del 2004, aumentó las ventas mismas tiendas de Oxxo un promedio de 7.7%, reflejando un incremento en el "ticket" promedio de 4.1% y un crecimiento en el tráfico por tienda de 3.4%.

FEMSA Comercio alcanzó una utilidad bruta de 1,437 millones de pesos durante el 2T04, registrando un margen bruto de 26.3% de los ingresos totales. Esto representa un incremento de 20 puntos base con respecto al segundo trimestre del 2003, gracias a una exitosa administración de categorías.

En la primera mitad del 2004, mantuvo su costo de ventas en línea con el crecimiento en sus ingresos totales, ascendiendo a 7,488 millones de pesos, comparado con 6,153 millones de pesos durante la primera mitad del 2003, un incremento de 21.7%. Como resultado de lo anterior, expandió la utilidad bruta en 20 puntos base a 26.1% de las ventas totales, comparada con 25.9% de las ventas totales en la primera mitad del 2003.

FEMSA Comercio incrementó sus gastos de administración 47.0% a 108 millones de pesos durante el 2T04, comparados con el 2T03. En la primera mitad del 2004, incrementó sus gastos de administración en 47.3% a 204 millones de pesos, comparados con los registrados en la primera mitad del 2003. Este incremento resultó de: (i) gastos y amortización de inversiones, relacionadas al nuevo sistema de Tecnología de Información a través de la cadena Oxxo, que ya no son capitalizables, (ii) inversiones en el entrenamiento y desarrollo del personal y (iii) la apertura de dos nuevas oficinas regionales en Juárez y Morelia. FEMSA Comercio aumentó sus gastos de venta en 23.0% a 1.094 millones de pesos durante el 2T04, permaneciendo estables en aproximadamente 20.0% de los ingresos totales. En los primeros seis meses del 2004, mantuvo los gastos de venta en línea con los ingresos totales en 2,036 millones de pesos o 20.1% de los ingresos totales. Parte de este incremento en los gastos de operación se debió a los crecientes esfuerzos por mejorar la oferta de productos y servicios en las tiendas Oxxo. Por ejemplo, el desarrollo de área de comida fresca es un componente clave del crecimiento a largo plazo y estamos explorando nuevas alternativas que requieren un gasto adicional, el cual creemos proveerá retornos atractivos.

Además del crecimiento a través de las nuevas tiendas, FEMSA Comercio está mejorando significativamente las ya existentes. Durante el 2T04, incrementó la inversión de capital para el mantenimiento y renovación del equipo para las tiendas.

El enfoque principal de FEMSA Comercio en el 2004 será introducir productos y servicios nuevos o mejorados en nuestras tiendas Oxxo, creciendo y mejorando las tiendas ya existentes, invirtiendo en sistemas de información de ventas al por menor, desarrollando al personal y mejorando la eficiencia administrativa para seguir fortaleciendo la expansión del esquema de negocio Oxxo y continuar su consolidación como líder en la industria de las tiendas de conveniencia en México.

FEMSA Comercio aumentó la utilidad de operación (antes de servicios corporativos) en 2.4% a 234 millones de pesos, resultando una contracción de 70 puntos base en el margen de operación de 4.3% durante el 2T04. En los primeros seis meses del 2004, aumentó la utilidad de operación en 17.4% a 401 millones de pesos, lo que contribuyó a mantener estable el margen de operación de 4.0% durante la primera mitad del 2004 y, en línea con el margen de operación de 4.1% registrado en la primera mitad del 2003.

FEMSA Empaques

FEMSA Empaques incrementó sus ingresos totales en 8.5% a 2,116 millones de pesos durante el 2T04. Este aumento se atribuye a: (i) un incremento de 18.4% en el volumen de ventas de botellas de vidrio, principalmente por la fuerte demanda de FEMSA Cerveza y Coca-Cola FEMSA, (ii) un incremento neto de 19.5% en el volumen de ventas de hermetapas, debido principalmente al surgimiento de demanda de los clientes estadounidenses, (iii) un aumento neto del 5.1% en el volumen de ventas de latas de bebidas, principalmente para Coca-Cola FEMSA y FEMSA Cerveza y (iv) la devaluación del peso, lo cual compensó una disminución en el precio promedio de estos productos, que están denominados en dólares.

En la primera mitad del 2004, FEMSA Empaques incrementó los ingresos totales en 9.2% a 3,885 millones de pesos comparado con 3,559 millones de pesos durante el mismo periodo del 2003.

FEMSA Empaques alcanzó un costo de ventas de 1,611 millones de pesos durante el 2T04 resultando un margen bruto de 23.9%, comparado con 24.1% en el 2T03. Esta ligera contracción se debió principalmente a un incremento en el costo de materias primas denominadas en dólares.

En la primera mitad del 2004, alcanzó un costo de ventas de 2,998 millones de pesos resultando un margen bruto de 22.8%.

FEMSA Empaques redujo sus gastos de administración en 3.6% a 46 millones de pesos durante el 2T04, debido a la optimización de ciertos procesos administrativos y los ajustes en el nivel de personal. Incrementó sus gastos de venta en 4.3% a 125 millones de pesos durante el 2T04. Este aumento se debió principalmente al incremento en los costos de fletes causado por el crecimiento en las ventas nacionales. En la primera mitad del 2004, disminuyó sus gastos de operación en 0.8% a 316 millones de pesos comparados con 319 millones de pesos durante la primera mitad del 2003. Esta ligera disminución se debió a la reducción de 2.2% en los gastos de administración y una disminución de 0.3% en los gastos de venta.

FEMSA Empaques incrementó la utilidad de operación (antes de servicios corporativos) en 10.7% a 335 millones de pesos durante el 2T04, resultando un margen de operación de 15.8% de los ingresos totales, un incremento de 30 puntos base comparado con el registrado durante el 2T03. En la primera mitad del 2004, incrementó la utilidad de operación en 9.6% a 571 millones de pesos.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo al cierre del ejercicio, utilizando factores de inflación para las subsidiarias en México y para las subsidiarias en el extranjero se utiliza el factor de inflación del país de origen y el tipo de cambio de cierre del ejercicio.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados de inflación de México y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda y del mismo poder adquisitivo.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas del ejercicio se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedad, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación, calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Las botellas y cajas entregadas a los clientes por las cuales se recibe un depósito, se presentan disminuyendo el saldo de botellas y cajas, y la diferencia entre el costo y los depósitos recibidos, se amortiza a resultados de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, se reconocen como gasto de ventas, cuando son puestas a disposición del cliente.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales la Compañía no tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado. Si estas inversiones no tienen un valor de mercado se valúan mediante la aplicación de factores de inflación del país de origen.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de computo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

· Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en el plazo establecido en los contratos con base en el volumen vendido por los clientes. Los contratos con clientes tienen una vigencia entre tres y cuatro años.

Hasta diciembre del 2001, la amortización se registraba dentro de los gastos de operación. A partir del 2002, la Compañía adoptó los lineamientos del Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Contabilidad de las Consideraciones Dadas por un Vendedor al Cliente o de un Revendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

· Mejoras en propiedades arrendadas, se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios era considerado como crédito mercantil. Con la adopción del C-8, Coca-Cola FEMSA ahora considera dicho exceso principalmente comoDerechos para producir y distribuir productos de la Marca Coca-Cola. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios. Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

· Gastos por inicio de actividades, que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan con base a factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento.

· Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, capitalizados de acuerdo con las disposiciones establecidas en el C-8 y se amortizan en línea recta en un período de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el ejercicio en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo, están sujetos a una revisión periódica de deterioro y consisten en:

· Derechos para producir y distribuir productos de la Marca Coca-Cola en los territorios adquiridos mediante contratos comunes que The Coca-Cola Company tiene celebrados con sus embotelladores fuera de Estados Unidos para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del ejercicio.

· Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de una franquicia previamente otorgada, los cuales son sustancialmente iguales a los valores de mercado.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio del cierre del ejercicio. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y otros activos de largo plazo para reconocer una baja en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos de efectivo descontados que estima ese activo va a generar en el futuro, contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta.

Adicionalmente, The Coca-Cola Company participa en el programa de inversión en refrigeradores y dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados, los cuales están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión reducida de la participación de The Coca-Cola Company, se capitaliza en la cuenta de propiedad, planta y equipo.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto.

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta y la participación de los trabajadores en las utilidades son registrados en los resultados del ejercicio en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferido.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de los países en el extranjero han sido determinados con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:

La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

t) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	28,749,450
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	11,205,542
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	334,238
4 ELIMINACIÓN ACCIONES		1	0.00	(13,709,892)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**40,289,230**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	159,712
2 IEQSA		98,232	33.68	59,692	123,771
3 CICAN		9,620	48.10	36,154	38,971
4 BETA SAN MIGUEL		355,420	2.54	30,348	30,348
5 TAPON CORONA		547,960	40.00	20,285	22,123
6 MOLSON		745,739	0.74	228,253	216,892
7 OTRAS ASOCIADAS (4)		1	0.00	0	333,732
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**414,116**	**925,549**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**41,214,779**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
VARIOS	18/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,151,230	0	0	0	0
ORGANISMOS FINANCIEROS																
ABN	26/03/2010	2.44	0	0	0	0	0	0	0	0	0	0	0	0	0	575,816
AKA	28/06/2010	3.44	0	0	0	0	0	0	0	0	0	0	10,156	20,313	20,313	50,782
AKA	30/08/2009	3.27	0	0	0	0	0	0	0	0	0	22,833	11,417	22,833	22,833	34,250
ARTESIA	15/11/2004	2.78	0	0	0	0	0	0	0	0	0	3,402	0	0	0	0
BANAMEX	20/12/2007	10.36	250,000	2,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	7.64	0	543,903	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	4.39	0	0	0	0	23,014	115,069	207,124	230,138	0	0	0	0	0	0
BANCOMER	30/09/2008	4.34	0	0	0	0	22,983	114,913	206,844	229,826	0	0	0	0	0	0
BAYERISCHE	15/05/2008	1.72	0	0	0	0	0	0	0	0	0	1,354	677	677	0	0
BAYERISCHE	28/09/2007	2.16	0	0	0	0	0	0	0	0	0	13,431	13,431	26,862	26,862	0
BAYERISCHE	28/08/2006	2.07	0	0	0	0	0	0	0	0	0	1,357	678	678	0	0
BAYERISCHE	07/09/2004	2.45	0	0	0	0	0	0	0	0	0	118,668	0	0	0	0
BAYERISCHE	15/05/2007	1.72	0	0	0	0	0	0	0	0	0	1,287	643	1,287	643	0
BAYERISCHE	17/01/2005	1.37	0	0	0	0	0	0	0	0	0	1,405	0	0	0	0
BAYERISCHE	17/01/2005	1.37	0	0	0	0	0	0	0	0	0	1,710	0	0	0	0
BAYERISCHE	29/04/2005	1.74	0	0	0	0	0	0	0	0	0	1,431	0	0	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,533	1,267	1,267	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	16,472	8,236	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,908	954	0	0	0
BAYERISCHE	30/09/2005	1.65	0	0	0	0	0	0	0	0	0	660	330	0	0	0
BAYERISCHE	28/02/2006	1.67	0	0	0	0	0	0	0	0	0	947	473	473	0	0
BAYERISCHE	31/01/2006	1.67	0	0	0	0	0	0	0	0	0	919	459	459	0	0
BAYERISCHE	02/05/2006	1.84	0	0	0	0	0	0	0	0	0	1,241	620	620	0	0
BAYERISCHE	30/11/2008	1.99	0	0	0	0	0	0	0	0	0	7,215	3,608	7,215	7,215	7,215
BAYERISCHE	31/07/2006	1.67	0	0	0	0	0	0	0	0	0	854	427	854	0	0
BAYERISCHE	30/01/2007	1.67	0	0	0	0	0	0	0	0	0	1,015	507	1,014	507	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	28/09/2006	1.65	0	0	0	0	0	0	0	0	0	1,873	937	1,873	0	0
BAYERISCHE	30/04/2007	1.83	0	0	0	0	0	0	0	0	0	1,493	747	1,493	747	0
BAYERISCHE	31/07/2007	1.61	0	0	0	0	0	0	0	0	0	5,392	2,696	5,392	5,392	0
BAYERISCHE	30/10/2007	1.74	0	0	0	0	0	0	0	0	0	2,559	1,280	2,559	1,280	0
BAYERISCHE	31/01/2008	1.61	0	0	0	0	0	0	0	0	0	1,982	991	1,982	1,982	991
BAYERISCHE	28/05/2013	1.98	0	0	0	0	0	0	0	0	0	24,375	12,188	24,375	24,375	134,065
BAYERISCHE	12/04/2005	1.82	0	0	0	0	0	0	0	0	0	9,078	0	0	0	0
BAYERISCHE	15/02/2006	1.38	0	0	0	0	0	0	0	0	0	1,120	560	560	0	0
BAYERISCHE	18/12/2006	2.06	0	0	0	0	0	0	0	0	0	3,514	1,757	3,514	0	0
BAYERISCHE	16/10/2006	1.43	0	0	0	0	0	0	0	0	0	1,489	744	1,489	0	0
BBV-BANCOMER	25/03/2011	10.10	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	29/06/2011	7.50	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	3.60	0	0	0	230,246	138,148	460,492	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	2.69	0	0	0	159,733	95,840	319,466	0	0	0	0	0	0	0	0
BCO- BOSTON	22/03/2005	2.15	0	0	0	0	0	0	0	0	0	157,719	0	0	0	0
BONDS COLOMBIA	31/12/2005	10.54	0	0	0	0	0	0	0	0	0	0	280,389	0	0	0
BONDS COLOMBIA	31/12/2005	9.63	0	0	0	0	0	0	0	0	0	0	0	191,802	0	0
BONDS COLOMBIA	31/12/2005	10.70	0	0	0	0	0	0	0	0	0	0	0	0	148,058	0
BOSTON LEASING	03/11/2008	3.13	0	0	0	0	0	0	0	0	0	20,721	10,614	21,749	22,463	13,171
BOSTON LEASING	30/07/2008	3.13	0	0	0	0	0	0	0	0	0	4,919	2,518	5,154	5,318	4,098
CAJA MADRID	27/05/2009	2.09	0	0	0	0	0	0	0	0	0	0	0	0	0	172,685
CITIBANK	19/08/2008	7.80	13,125	249,375	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	08/11/2007	3.80	0	0	0	11,858	6,387	13,684	15,055	0	0	0	0	0	0	0
CITIBANK	09/05/2006	3.34	0	0	0	4,045	2,127	8,531	0	0	0	0	0	0	0	0
CITIBANK VENEZUELA	31/12/2004	2.68	0	0	0	0	0	0	0	0	0	379,906	0	0	0	0
COMERICA	28/01/2009	2.31	0	0	0	0	0	0	0	0	0	28,781	21,586	50,366	64,757	122,318
COMERICA	09/08/2004	2.31	0	0	0	0	0	0	0	0	0	287,808	0	0	0	0
COMERICA	28/09/2004	4.79	0	0	0	0	0	0	0	0	0	287,808	0	0	0	0
COMERICA VENEZUELA	31/12/2004	2.23	0	0	0	0	0	0	0	0	0	115,123	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMMERCE	14/12/2004	2.82	0	0	0	0	0	0	0	0	0	115,123	0	0	0	0
COMMERCE	07/12/2004	2.56	0	0	0	0	0	0	0	0	0	57,582	0	0	0	0
GE CAPITAL LEASING	01/07/2009	5.41	0	0	0	0	0	0	0	0	0	28,663	14,332	28,663	38,538	77,076
GE CAPITAL LEASING	01/10/2007	9.44	0	0	0	0	0	0	0	0	0	378	189	378	378	0
GE CAPITAL LEASING	02/01/2008	10.07	0	0	0	0	0	0	0	0	0	7,378	3,889	7,378	7,378	1,845
HSBC	12/07/2010	7.56	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	15/09/2004	2.70	0	0	0	94,396	0	0	0	0	0	0	0	0	0	0
INVEX	31/03/2008	6.97	60,000	140,000	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN		4.06	0	0	0	0	0	0	0	0	0	0	0	0	0	460,492
JP MORGAN	30/04/2006	8.65	0	1,415,002	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	2,302,460	0	0
JP MORGAN	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,501,246
MERCANTI VENEZUELA		0.00	0	0	0	0	0	0	0	0	0	18,495	0	0	0	0
RABOBANK	24/09/2004	6.47	0	0	0	0	0	0	0	0	0	1,237	0	0	0	0
RABOBANK	02/07/2004	1.93	0	0	0	0	0	0	0	0	0	230,246	0	0	0	0
SANTANDER	15/08/2011	7.47	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	13/09/2004	2.10	0	0	0	92,098	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/07/2004	3.02	172,961	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2008	2.57	13,333	13,333	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	2.57	19,904	9,952	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	6.67	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2004	2.11	0	0	0	0	0	0	0	0	0	115,123	0	0	0	0
SCOTIA	23/04/2010	10.13	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/07/2008	7.32	192,000	344,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/05/2010	1.99	0	0	0	0	0	0	0	0	0	0	0	0	0	575,615
TOKYO	19/11/2004	2.69	0	0	0	0	0	0	0	0	0	115,123	0	0	0	0
WACHOVIA	23/04/2010	1.97	0	0	0	0	0	0	0	0	0	0	0	0	0	575,615
TOTAL BANCARIOS			721,323	9,715,585	0	592,376	288,479	1,032,155	429,023	459,964	0	3,376,860	409,100	2,735,839	397,039	6,307,080

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
SCOTIA	30/04/2007	8.64	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2005	7.49	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**10,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS			4,562,697	0	0	0	0	0	0	0	1,936,892	0	0	0	0	0
TOTAL PROVEEDORES			**4,562,697**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,936,892**	**0**	**0**	**0**	**0**	**0**
OTROS			744,960	0	0	0	0	0	0	0	3,008,615	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**744,960**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,008,615**	**0**	**0**	**0**	**0**	**0**
			6,028,980	**19,715,565**	**0**	**592,376**	**288,479**	**1,032,155**	**429,023**	**459,964**	**4,945,507**	**3,376,860**	**409,100**	**2,735,839**	**397,039**	**6,307,080**

OBSERVACIONES

LAS TASAS DE INTERÉS PRESENTADAS INCLUYEN LOS EFECTOS DE LOS INSTRUMENTOS FINANCIEROS CONTRATADOS PARA FINES DE COBERTURA.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	412,282	**4,746,310**	243,848	2,807,250	7,553,560
PASIVO	**1,515,366**	**17,445,341**	**462,889**	**5,328,917**	**22,774,258**
	474,450		299,917	3,452,737	8,914,743
	1,040,916		162,972	1,876,180	13,859,515
SALDO NETO	**(1,103,084)**	**(12,699,031)**	**(219,041)**	**(2,521,667)**	**(15,220,698)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	17,150,343	47,549,877	30,399,534	0.62	188,937
FEBRERO	16,133,805	44,055,565	27,921,760	0.60	167,019
MARZO	16,262,150	47,219,252	30,957,102	0.34	104,897
ABRIL	15,961,681	47,343,711	31,382,030	0.15	47,361
MAYO	19,212,149	50,164,393	30,952,244	(0.25)	(77,636)
JUNIO	5,445,438	47,935,566	42,490,128	0.16	68,103
ACTUALIZACION:	0	0	0	0.00	2,450
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	42,602
OTROS	0	0	0	0.00	0
TOTAL					**543,733**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	32,496,000	76
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,650,454	59
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	43,073	56
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	38,619	72
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	54,560	55
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	47,412	42
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	355,194	29
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	326,848	50
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	367,338	56
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	171,389	76
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	90
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,200,000	89
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,200,000	100
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	100
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	82
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	85
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	38
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	68
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	76

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	843,488	11,110,715	485,229	12,811,338		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	12,339	3,399,044	11,395	10,096,230		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE				10,128,254			CONSUMIDORES
OTRAS VENTAS				449,142			
TOTAL		14,509,759		33,484,964			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PAGINA 2
CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,180	927,463	74 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			86,803	56,053	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORI(
HERMETAPA			2,394,114	102,763	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.'
TAPA ECOLÓGICA			63,516	12,586	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				5,152	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			6,401	10,072	CARIBE	SISA	
REFRESCOS			410,003	8,831,136	ARGENTINA/CENTROAME COLOMBIA/VENEZUELA/ BRASIL	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				281,912			
TOTAL				10,227,137			

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2 AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			600,000,000	4,697,310,450	0	4,697,310,450	300,000	2,348,655

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.

Date: July 29, 2004

By: ______________________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning